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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August, 2010
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SECOND QUARTER NEWS RELEASE
Investor relations contact: Kee Wong
E-mail: shareholder@namtai.com
Address: Units 5811-12, 58/F, The Center
Website: www.namtai.com
99 Queen’s Road Central, Central, Hong Kong
Tel: (852) 2341 0273 Fax: (852) 2263 1223
NAM TAI ELECTRONICS, INC.
Q2 2010 Sales up 11.9% , Gross profit margin at 11.2%
SHENZHEN, PRC — August 2, 2010 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the second quarter ended June 30, 2010.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Half year Results
	Q2 2010	Q2 2009	YoY(%)	1H 2010	1H 2009	YoY(%)

Net sales	$113,912	$101,836	11.9	$193,178	$203,986	(5.3)
Gross profit	$12,706	$10,422	21.9	$19,209	$17,544	9.5
% of sales	11.2%	10.2%	—	9.9%	8.6%	—
Operating income (loss) (a)	$3,796	$1,425	166.4	$3,219	$(5,114)	—
% of sales	3.3%	1.4%	—	1.7%	(2.5%)	—
per share (diluted)	$0.08	$0.03	166.7	$0.07	($0.11)	—
Net income (loss) attributable to Nam Tai shareholders(a )(b)	$3,211	$613	423.8	$2,114	$(3,268)	—
% of sales	2.8%	0.6%	—	1.1%	(1.6%)	—
Basic earnings (loss) per share	$0.07	$0.01	600.0	$0.05	($0.07)	—
Diluted earnings (loss) per share	$0.07	$0.01	600.0	$0.05	($0.07)	—
Weighted average number of shares (‘000)
Basic	44,804	44,804	—	44,804	44,804	—
Diluted	44,807	44,804	—	44,809	44,804	—

Notes:

(a)	Operating loss and net loss for the first half of 2009 included $5.1 million restructuring costs in relation to employee severance benefits in PRC subsidiaries.

(b)	In November 2009, Nam Tai successfully completed the privatization of Nam Tai Electronic & Electrical Products Limited, or NTEEP, by tendering for and acquiring the 25.12 percent of NTEEP that it did not previously own, i.e., NTEEP’s noncontrolling shares, resulting in NTEEP becoming the Company’s wholly-owned subsidiary. During the year ended December 31, 2009, including the periods covered by this press release, we reported consolidated net income in accordance with SFAS 160, which required that consolidated net income be reported in amounts that include the amounts attributable to both the parent (Nam Tai) and its noncontrolling interest in NTEEP. Accordingly, “Net income (loss) attributable to Nam Tai shareholders” in 2009 represents amounts attributable to Nam Tai, net of its non-controlling interest in NTEEP. In 2010, however, “Net income (loss) attributable to Nam Tai shareholders” represents amounts without deduction for any non-controlling interest.
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as set forth in the table above, management utilizes a measure of operating income / (loss), net income / (loss) and earnings (loss) per share on a non-GAAP basis that excludes certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses and employee severance benefits in PRC subsidiaries. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US

GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income/(loss) or other financial data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table below for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.
GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended Jun 30,				Six months ended Jun 30,
	2010		2009		2010		2009
	millions	per share (diluted)	millions	per share (diluted)	millions	per share (diluted)	millions	per share (diluted)
GAAP Operating Income (Loss)	$3.8	$0.08	$1.4	$0.03	$3.2	$0.07	$(5.1)	$(0.11)

Add back:
- Share-based compensation expenses(a)	—	—	0.1	—	—	—	0.1	—
- Professional expenses in relation to privatization of NTEEP	—	—	0.9	0.02	—	—	0.9	0.02
- Employee severance benefits in PRC subsidiaries(b)	0.7	0.02	—	—	0.7	0.02	5.1	0.11
Non-GAAP Operating Income	$4.5	$0.10	$2.4	$0.05	$3.9	$0.09	$1.0	$0.02

GAAP Net Income (Loss) attributable to Nam Tai shareholders	$3.2	$0.07	$0.6	$0.01	$2.1	$0.05	$(3.3)	$(0.07)

Add back:
- Share-based compensation expenses(a)	—	—	0.1	—	—	—	0.1	—
- Professional expenses in relation to privatization of NTEEP	—	—	0.9	0.02	—	—	0.9	0.02
- Employee severance benefits in PRC subsidiaries (after deducting tax and sharing with noncontrolling interests) (b)	0.5	0.01	—	—	0.5	0.01	3.2	0.07
Non-GAAP Net Income attributable to Nam Tai shareholders	$3.7	$0.08	$1.6	$0.03	$2.6	$0.06	$0.9	$0.02

Weighted average number of shares — diluted (’000)	44,807		44,804		44,809		44,804

Notes:

(a)	The share-based compensation expenses included approximately $0.1 million attributable to options to purchase 75,000 shares granted in the second quarter of 2009 to directors in accordance with the Company’s practice of making annual option grants to its directors upon their election for the ensuing year.

(b)	The expense represents employee benefits and severance arrangements in accordance with the PRC statutory severance requirements.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE SECOND QUARTER OF 2010
1.	Quarterly Sales Breakdown (In thousands of US Dollars, except percentage information)

				YoY(%)
			YoY(%)	(Quarterly
Quarter	2010	2009	(Quarterly)	accumulated)
1st Quarter	79,266	102,150	(22.4)	(22.4)
2nd Quarter	113,912	101,836	11.9	(5.3)
3rd Quarter	—	110,416
4th Quarter	—	93,735
Total	193,178	408,137
2.	Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2010			2009
Segments	Q2 (	%)	YTD (%)	Q2 (	%)	YTD (%)
Consumer Electronic and Communication Products (“CECP”)	27		25	26		31
Telecommunication Component Assembly (“TCA”)	55		56	57		54
Liquid Crystal Display Products (“LCDP”)	18		19	17		15
	100		100	100		100
3.	Key Highlights of Financial Position

	As at June 30,				As at December 31
	2010		2009		2009
Cash on hand (a) (b)	$203.0	million	$232.2	million	$182.7	million
Ratio of cash to current liabilities	2.04		2.54		2.39
Current ratio	3.11		3.58		3.59
Ratio of total assets to total liabilities	4.25		4.96		5.21
Return on Nam Tai shareholders’ equity	1.3%		(2.0%)		0.5%
Ratio of total liabilities to total equity	0.31		0.25		0.24
Debtors turnover	74	days	59	days	52	days
Inventory turnover	25	days	16	days	16	days
Average payable period	87	days	62	days	59	days

Notes:

(a)	Includes cash equivalents. Information for December 31, 2009 extracted from the audited financial statements included in the 2009 Form 20-F of the Company filed with the Securities and Exchange Commission on March 16, 2010.

(b)	Despite current economic conditions, Nam Tai’s financial position as at June 30, 2010 remained strong. Net cash provided by operating activities in the second quarter was $5.9 million.
OPERATIONS REVIEW
On a year-over-year basis, composite growth for Q2 2010 has reflected improvements which management believes were attributable to the simplification of corporate and organization structures, continued focus on strengthening of management controls and enterprise efficiencies, which has resulted in costs savings. During the first half of 2010, the Company has returned to profitability and growth and shown encouraging signs of recovery. Management plans to remain vigilant in the areas that have improved the Company’s operating performance in the first half of 2010 and seek to achieve additional costs savings and improvements in gross and operating margins.

Sales in the second quarter of 2010 were $113.9 million, an increase of 11.9% as compared to sales of $101.8 million in the same quarter of 2009. Sales during the second quarter of 2010 improved by varying degrees in each of our business segments over results reported for the second quarter of 2009, with our CECP segment increasing by 16.7%, our TCA segment increasing by 6.7% and our LCDP segment increasing by 22%. Nevertheless, the global economy still showed signs of instability, particularly in the demand for our consumer products, principally our headsets containing Bluetooth®1 wireless technology, educational products, optical products and home entertainment devices, which adversely affected sales of our end-user products such as mobile phone accessories.
The Company’s gross profit margin in the second quarter of 2010 was 11.2% as compared to 10.2% in the second quarter of 2009. Gross profit in the second quarter of 2010 was $12.7 million, an increase of 21.9%, as compared to $10.4 million in the second quarter of 2009, primarily resulting from the increase of sales and the effects of costs savings.
Net income in the second quarter of 2010 was $3.2 million, as compared to net income attributable to Nam Tai shareholders of $0.6 million in same quarter of 2009. The profit in the second quarter of 2010 primarily resulted from the overall increase of sales. Basic and diluted earnings per share in the second quarter of 2010 were $0.07, as compared to $0.01 in the second quarter of 2009.
For the six months ended June 30, 2010, our net sales were $193.2 million, a decrease of 5.3% as compared to $204.0 million in the same period of last year. The Company’s gross profit margin was 9.9% as compared to 8.6% in the same period of 2009. Gross profit was $19.2 million, an increase of 9.5%, as compared to $17.5 million in the same period of last year. We reported an operating income for the first six months of 2010 of $3.2 million, compared to operating loss of $5.1 million in the same period of last year. The loss in the first six months of 2009 was attributable to a $5.1 million restructuring charge for employee severance expenses in Nam Tai’s PRC subsidiaries. Our net income for the six months ended June 30, 2010 was $2.1 million, or $0.05 per share (diluted), as compared to net loss attributable to Nam Tai shareholders of $3.3 million, or $0.07 per share (diluted), in the same period of last year.
Non-GAAP Financial Information
Non-GAAP operating income for the second quarter of 2010 was $4.5 million, or $0.10 per share (diluted), compared to non-GAAP operating income of $2.4 million, or $0.05 per share (diluted), in the second quarter of 2009. Non-GAAP net income for the second quarter of 2010 increased to $3.7 million or $0.08 per share (diluted), compared to $1.6 million, or $0.03 per share (diluted), in the second quarter of 2009.
EXPANSION PROJECTS
The Company is still awaiting the release of the land in Guangming by the PRC government of its raw land in Guangming Shenzhen, consisting of approximately 118,000 square meters which will be reserved for future expansion of business after 3 to 5 years. The Company is also considering further expansion in Wuxi, subject to improvements and growth in our business.

(1)	The Bluetooth® word mark and logo are owned by the Bluetooth SIG, Inc. and any use of such mark by Nam Tai is under license.

COMPANY OUTLOOK
Following a soft start in the first quarter, the Company’s business has picked up in the second quarter. We expect demand for LCD modules and telecommunication subassemblies to increase during the remainder of 2010. We anticipate that orders for optical and educational products in our CECP segment, which have dropped considerably from previous years, to remain weak in 2010, but stable to levels in 2009. Based on the signs indicated from the first half of 2010, we now believe that the overall business of the Company will improve over 2009, and begin to show growth and become profitable. However, the prevailing economic environment and the prospects for a continuing economic recovery remain uncertain and we cannot predict with reasonable accuracy future levels of demand for our customers’ electronics products and therefore cannot predict with reasonable accuracy the future level of demand for our manufacturing services. The volume and timing of orders received during a quarter have been, even in normal economic climates, difficult to forecast and fluctuate as a consequence of variation in demand for our customers’ products; our customers’ attempts to manage their inventory; electronic design changes; changes in our customers’ manufacturing strategies; and acquisitions of or consolidations among our customers. Accordingly, our operating results in the first half of 2010, or in any other period, should not be considered indicative of results to be expected in any future period.
For the first half of 2010, our newly operating FPC manufacturing plant in Wuxi has been engrossed in qualifying samples and manufacturing processes with customers. Sales of products emanating from this factory have been slow and the plant is still consuming cash rather than generating it. Yet, available indicators cause us to believe business from this facility will begin in earnest after the third quarter of 2010. Our confidence in the potential for this facility has not diminished and is evidenced by our continuing investment in technology and infrastructure to maximize capacity for this facility, as well as our plan to recruit quality management, aiming at a goal of achieving breakeven performance at this facility in the third quarter of 2011.
Following the integration of management of our TCA and LCDP segments, synergies in our LCD modules segment have proven effective in allowing consolidation and conservation of costs. This integration and synergies have allowed the Company to become more competitive in these segments, fostered their return to growth and provided opportunities for our overall return to growth. In an effort to seek the same efficiencies for our CECP segment, and mindful of the substantial decreases in sales from this segment over the past several years, we plan to integrate management of our CECP segment with our TCA and LCDP management teams and expect to complete this integration at the end of the current third quarter.
We anticipate that the improvements in operations that we have achieved, and hope to achieve, to be mitigated somewhat by the appreciation of the exchange rate between Chinese renminbi against other world currencies, especially the U.S. dollar, which appears to have started again since mid-June 2010 when China’s central bank announced that it planned to introduce more flexibility in the management of the renminbi. Inflation too in China, which has increased beginning in the second half of 2009, and adds to the existing pressures to raise compensation levels of workers in China, could also adversely affect our gross and operating margins.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Express or implied statements in this press release, such as the statements included in “Company Outlook,” particularly management’s expectations regarding increases in the demand for LCD modules and telecommunication subassemblies during the remainder of 2010, the stability of sales in our CEPC business to 2009 levels, the improvement of our overall business in 2010 compared to 2009 and its growth and continued profitability, continued costs savings in future periods expected from the merger of management in Nam Tai’s TCA and LCDP segments or additional costs savings in future periods expected from the integration of management in Nam Tai’s CEPC segment into its TCA and LCDP segments; management’s assessment concerning the timing of when significant business will begin from Nam Tai’s newly operational Wuxi facility or reach the breakeven point; and management’s assessment of the strength of Nam Tai’s financial condition and cash position, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in these forward-looking statements as a result of a number of factors, including continued deterioration of the market for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to pay for the Company’s products; customer bankruptcy filings; the sufficiency of the Company’s cash position and other sources of liquidity to operate its business; competition negatively impacting the Company’s revenues and margins; and one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 as filed on March 16, 2010 with the Securities and Exchange Commission.
For further information regarding risks and uncertainties associated with Nam Tai’s business, operating results or financial condition, please refer to the “Operating and Financial Review and Prospects,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.
All information in this press release is as of July 30, 2010 in Shenzhen of the People’s Republic of China. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations, unless so required by law.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009
(In Thousands of US Dollars except share and per share data)

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009

Net sales	$113,912	$101,836	$193,178	$203,986
Cost of sales	101,206	91,414	173,969	186,442

Gross profit	12,706	10,422	19,209	17,544

Costs and expenses
General and administrative expenses (1)(2)	6,042	6,396	10,568	16,464
Selling expenses(1)	1,422	1,290	2,493	2,703
Research and development expenses	1,446	1,311	2,929	3,491

	8,910	8,997	15,990	22,658

Operating income (loss)	3,796	1,425	3,219	(5,114)

Other income (expenses) , net	784	(108)	614	(106)
Interest income	325	200	604	606
Interest expense	—	(114)	—	(220)

Income (loss) before income tax	4,905	1,403	4,437	(4,834)
Income tax expenses	(1,694)	(875)	(2,323)	(638)

Net income (loss)	3,211	528	2,114	(5,472)
Less: Net loss attributable to the noncontrolling interests	—	85	—	2,204

Net income (loss) attributable to Nam Tai shareholders	$3,211	$613	$2,114	$(3,268)

Income (loss) per share (attributable to Nam Tai shareholders)
Basic	$0.07	$0.01	$0.05	$(0.07)

Diluted	$0.07	$0.01	$0.05	$(0.07)

Weighted average number of shares (’000)
Basic	44,804	44,804	44,804	44,804
Diluted	44,807	44,804	44,809	44,804

(1)	The 2010 presentation shows general and administrative expenses and selling expenses as separate line items, whereas the Company’s consolidated statements of operations for 2009, as originally published, combined general and administrative expenses and selling expenses as a single line item labeled “Selling, general and administrative expenses.” General and administrative expenses and selling expenses for 2009 have been presented separately to conform to the 2010 presentation.

(2)	General and administrative expenses for the period ended June 30, 2009 include employee severance benefits of $5,058,000 which was disclosed separately in 2009 second quarter news release.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2010 AND DECEMBER 31, 2009
(In Thousands of US Dollars)

	Unaudited	Audited
	June 30	December 31
	2010	2009

		(Note)
ASSETS
Current assets:
Cash and cash equivalents	$203,026	$182,722
Fixed deposits maturing over three months	—	12,903
Accounts receivable, net	77,946	57,911
Inventories	23,425	16,054
Prepaid expenses and other receivables	4,698	3,079
Deferred tax assets – current	1,035	1,460

Total current assets	310,130	274,129

Property, plant and equipment, net	97,107	108,110
Land use right	13,148	13,296
Deposits for property, plant and equipment	459	32
Goodwill	2,951	2,951
Deferred tax assets-non current	5,092	4,486
Other assets	649	920

Total assets	$429,536	$403,924

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$—	$691
Accounts payable	82,731	58,667
Accrued expenses and other payables	15,113	16,397
Income tax payable	1,872	656

Total current liabilities	99,716	76,411

Deferred tax liabilities	1,296	1,103

Total liabilities	101,012	77,514

EQUITY
Nam Tai shareholders’ equity:
Common shares	448	448
Additional paid-in capital	285,264	285,264
Retained earnings	42,820	40,706
Accumulated other comprehensive loss (Note 1)	(8)	(8)

Total shareholders’ equity	328,524	326,410

Total liabilities and shareholders’ equity	$429,536	$403,924

Note:

Information extracted from the audited financial statements included in the 2009 Form 20-F of the Company filed with the Securities and Exchange Commission on March 16, 2010.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2009

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$3,211	$528	$2,114	$(5,472)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,505	5,068	12,942	10,483
Gain on disposal of property, plant and equipment	(412)	(8)	(434)	(263)
Share-based compensation expenses	—	67	—	67
Deferred income taxes	(231)	297	12	(60)
Unrealized exchange (gain) loss	(505)	(34)	(505)	39
Changes in current assets and liabilities:
(Increase) decrease in accounts receivable	(27,011)	(7,085)	(20,035)	38,526
(Increase) decrease in inventories	(8,938)	387	(7,371)	11,076
(Increase) decrease in prepaid expenses and other receivables	(860)	1,410	(1,619)	1,770
Decrease in notes payable	—	—	(691)	—
Increase (decrease) in accounts payable	33,628	8,247	24,064	(34,878)
(Decrease) increase in accrued expenses and other payables	(966)	(4,368)	585	(2,864)
Increase (decrease) in income tax payable	1,475	376	1,216	(320)

Total adjustments	2,685	4,357	8,164	23,576

Net cash provided by operating activities	$5,896	$4,885	$10,278	$18,104

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(377)	(3,382)	(3,457)	(14,533)
(Increase) decrease in deposits for purchase of property, plant and equipment	(257)	855	(427)	135
Proceeds from disposal of property, plant and equipment	441	9	502	705
Decrease in fixed deposits maturing over three months	—	—	12,903	—

Net cash (used in) provided by investing activities	$(193)	$(2,518)	$9,521	$(13,693)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$—	$—	$—	$(9,857)
Proceeds from bank loans	—	788	—	1,826
Repayment of bank loans	—	(1,198)	—	(1,198)

Net cash used in financing activities	$—	$(410)	$—	$(9,229)

Net increase (decrease) in cash and cash equivalents	5,703	1,957	19,799	(4,818)

Cash and cash equivalents at beginning of period	196,818	230,169	182,722	237,017

Effect of exchange rate changes on cash and cash equivalents	505	34	505	(39)

Cash and cash equivalents at end of period	$203,026	$232,160	$203,026	$232,160

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009
(In Thousands of US Dollars)
1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive income (loss) attributable to Nam Tai shareholders of the Company were $2,114 and ($3,268) for the six months ended June 30, 2010 and June 30, 2009, respectively.

2.	Business segment information — The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD Products (“LCDP”) segment.

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009

NET SALES :
- CECP	$31,040	$26,606	$48,227	$62,573
- TCA	62,201	58,279	107,919	110,967
- LCDP	20,671	16,951	37,032	30,446

Total net sales	$113,912	$101,836	$193,178	$203,986

NET INCOME :
- CECP	$3,244	$2,042	$4,114	$1,997
- TCA	214	234	(1,271)	(1,649)
- LCDP	1,003	249	1,506	(1,408)
- Corporate	(1,250)	(1,912)	(2,235)	(2,208)

Total net income (loss) attributable to Nam Tai shareholders	$3,211	$613	$2,114	$(3,268)

	Unaudited	Audited
	Jun. 30, 2010	Dec. 31,2009

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$120,351	$112,058
- TCA	169,624	141,734
- LCDP	32,004	42,153
- Corporate	107,557	107,979

Total assets	$429,536	$403,924

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED JUNE 30, 2010 AND 2009
(In Thousands of US Dollars)
3.	A summary of the net sales, net loss and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$113,912	$101,836	$193,178	$203,986
Intercompany sales	301	7	436	15

- Intercompany eliminations	(301)	(7)	(436)	(15)

Total net sales	$113,912	$101,836	$193,178	$203,986

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$4,461	$2,314	$4,349	$(1,209)
- Hong Kong & Macao	(1,250)	(1,701)	(2,235)	(2,059)

Total net income (loss) attributable to Nam Tai shareholders	$3,211	$613	$2,114	$(3,268)

	Unaudited	Audited
	June. 30, 2010	Dec. 31,2009

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$110,034	$121,286
- Hong Kong and Macao	221	120

Total long-lived assets	$110,255	$121,406

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date August 3, 2010	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer